FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation

Suite 1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

December 1, 2006

ITEM 3 - NEWS RELEASE

The press release was issued December 1, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Rubicon Minerals Corporation has now received the Final Court Order from the Supreme Court of British Columbia approving Rubicon’s proposed Plan of Arrangement (the “Arrangement”). Rubicon has also now received the advance tax ruling from Canada Revenue Agency with respect to certain tax aspects of the Arrangement.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Rubicon Minerals Corporation has now received the Final Court Order from the Supreme Court of British Columbia approving Rubicon’s proposed Plan of Arrangement. Rubicon has also now received the advance tax ruling from Canada Revenue Agency with respect to certain tax aspects of the Arrangement.

With these two conditions satisfied, the main remaining conditions are the receipt of approvals from the TSX and AMEX regarding the Arrangement, and the receipt of conditional listing approvals from the TSX and the TSX Venture Exchange, respectively, for the listing of the shares of CopperCo Resource Corp. (which will change its name to Africo Resources Ltd. as part of the Arrangement) and Paragon Minerals Corporation.

Rubicon currently expects that the Arrangement will be completed in early December, assuming all conditions are satisfied. Rubicon will be providing further updates as matters progress.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business number: (604) 623-3333) is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 8th day of December, 2006.